Exhibit 99.5

CERTIFICATE Of Qualified person

To accompany the report entitled: Independent Technical Report for the Condor Gold Project, Zamora Chinchipe Province, Ecuador, effective November 30, 2025.

I, Mark Liskowich, residing at Spiritwood, Saskatchewan do hereby certify that:

1.	I am an Associate Principal Consultant with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at 600, 350 3rd Ave North Saskatoon, Saskatchewan, Canada;

2.	I am a graduate of the University of Regina in 1989, I obtained a BSc. Degree in Geology. I have practiced my profession continuously since 1992. My relevant experience includes environmental and social management of mining projects.

3.	I am a professional Geoscientist, registered with the Association of Professional Engineers and Geoscientists of Saskatchewan - License No. 10005;

4.	I have not personally visited the project area;

5.	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6.	I, as a Qualified Person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7.	I am the co-author of this report and responsible for sections 4 and 20, and shared responsibility for Section 1, 25, and 26 of the report and accept professional responsibility for those sections of this technical report;

8.	I have had no prior involvement with the subject property.

9.	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10.	SRK Consulting (Canada) Inc. was retained by Silvercorp Metals Inc. to prepare a technical audit of the Condor Gold Project. In conducting our audit, a gap analysis of project technical data was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Silvercorp Metals Inc. personnel;

11.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Condor Gold Project or securities of Silvercorp Metals Inc.; and

12.	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Saskatchewan	/s/ Mark Liskowich
Mark Liskowich, PGeo
February 2, 2026	Associate Principal Consultant